Bear Stearns Prime Money Market
Statement of Investments
December 31, 2004   (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit - 18.8%		
Barclays Bank PLC (Yankee)		
2.45%, 3/21/2005	50,000,000	50,000,000
BNP Paribas (Yankee)		
2.35%, 2/11/2005	50,000,000	50,000,000
Citibank N.A. (Domestic)		
2.40%, 3/10/2005	50,000,000	50,000,000
Credit Agricole Indo NY (London)		
1.52%, 4/18/2005	12,000,000	12,000,000
Natexis Banques Populares (Yankee)		
2.36%, 2/11/2005	50,000,000	50,000,000
Societe Generale		
2.36%, 3/24/2005	11,000,000 a	10,999,932
UBS AG (Yankee)		
1.15%, 1/7/2005	8,000,000	8,000,339
Total Negotiable Bank Certificates of Deposit		
(cost $231,000,271)		**231,000,271**
Commercial Paper - 31.9%		
Amsterdam Funding Corp.		
2.34%, 2/10/2005	50,000,000 b	49,870,556
Atlantis One Funding Corp.		
1.93%, 2/16/2005	50,000,000 b	49,877,972
DEPFA Bank PLC		
2.34%, 2/7/2005	50,000,000	49,880,264
Deutsche Financial LLC Inc.		
2.25%, 1/3/2005	50,000,000	49,993,750
General Electric Capital Service		
2.28%, 2/3/2005	50,000,000	49,895,958
Harrier Finance Funding		
2.18%, 4/14/2005	20,000,000 b	19,876,400
Mane Funding Corp.		
2.35%, 2/7/2005	22,000,000 b	21,947,090
Pace (Premier Asset Collateralized Entity)		
2.46%, 3/21/2005	50,000,000	49,732,278
UBS Finance (Delaware) LLC		
2.23%, 1/3/2005	50,000,000	49,993,806
Total Commercial Paper		
(cost $391,068,074)		**391,068,074**
Corporate Notes - 10.1%		
American Express Centurion Bank		
2.34%, 1/12/2005	15,500,000 a	15,500,000
Bank One N.A.		
2.36%, 1/28/2005	8,000,000 a	8,000,477
General Electric Capital Corp.		
2.13% - 2.51%, 2/3/2005 - 5/17/2005	27,650,000 a	27,654,606
Harrier Finance Funding		
2.38%, 11/15/2005	25,000,000 a	24,997,430
Lehman Brothers Holdings Inc.		
2.38%, 5/16/2005	6,000,000 a	6,000,000
Sigma Finance Inc.		
2.33%, 10/17/2005	30,000,000 a, b	29,992,913
Westpac Capital Corp.		

2.04%, 4/25/2005	12,000,000 a	12,001,116
Total Corporate Notes		
(cost $124,146,542)		**124,146,542**

Promissory Notes - 4.1%

Goldman Sachs Group Inc.		
2.08%, 3/8/2005		
(cost $50,000,000)	50,000,000 c	**50,000,000**

U.S. Government Agencies - 9.4%

Federal Home Loan Banks, Floating Rate Notes		
2.31%, 4/11/2006	50,000,000 a	49,961,762
Federal Home Loan Banks, Floating Rate Notes		
1.27% - 1.43%, 2/23/2005 - 4/29/2005	40,500,000	40,500,000
Federal National Mortgage Association, Floating Rate Notes		
1.37% - 1.57%, 2/25/2005 - 5/13/2005	25,000,000	25,000,000
Total U.S. Government Agencies		
(cost $115,461,762)		**115,461,762**

Time Deposits - 25.7%

Chase Manhattan Bank USA (Grand Cayman)		
2.25%, 1/3/2005	50,000,000	50,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
2.25%, 1/3/2005	50,000,000	50,000,000
M&I Marshall & Isley Bank (Grand Cayman)		
2.00%, 1/3/2005	50,000,000	50,000,000
National City Bank (Grand Cayman)		
1.75%, 1/3/2005	55,000,000	55,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.75%, 1/3/2005	55,000,000	55,000,000
U.S. Bank N.A. (Grand Cayman)		
1.50%, 1/3/2005	55,000,000	55,000,000
Total Time Deposits		
(cost $315,000,000)		**315,000,000**

Total Investments (cost $1,226,676,649)	**100.0%**	**1,226,676,649**
Liabilities, Less Cash and Receivables	**(0.0)%**	**(422,119)**
Net Assets	**100.0%**	**1,226,254,530**

a Variable interest rate - subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2004, these
   securities amounted to $171,564,931 or 14% of net assets. These securities have been determined to be liquid by the Fund's Board.

c These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale.
   These securities were acquired on 9/9/2004 at a cost of $50,000,000. At December 31, 2004, the aggregate value of these securities
   was $50,000,000 or 4.1% of net assets and are valued at amortized cost.

*Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.*

Dreyfus Premier Alpha Growth Fund

STATEMENT OF INVESTMENTS
December 31, 2004 (Unaudited)

Common Stocks--	98.3%	Shares	Value ($)
Consumer Discretionary--	**19.4%**		
Bed Bath & Beyond		103,245 a	4,112,248
Ford Motor		266,126	3,896,085
General Motors		81,755 b	3,275,105
International Game Technology		121,553	4,178,992
Koninklijke (Royal) Philips Electronics (New York Shares)		143,105	3,792,283
Lennar, Cl. A		92,746	5,256,843
Lowe's Cos.		78,920 b	4,545,003
NIKE, Cl. B		65,092	5,903,193
Staples		173,583	5,851,483
Starbucks		130,534 a	8,140,100
Volvo AB, ADR		137,353 b	5,446,046
			54,397,381
Energy--	**2.0%**		
Petroleo Brasileiro, S.A.-Petrobras, ADR		128,370	**5,106,559**
Financials--	**11.6%**		
Capital One Financial		69,131	5,821,522
Countrywide Financial		177,417	6,566,203
Golden West Financial		84,910	5,215,172
New York Community Bancorp		156,426 b	3,217,683
Sovereign Bancorp		182,060	4,105,453
Synovus Financial		153,600	4,389,888
			29,315,921
Health Care--	**3.9%**		
Stryker		101,058 b	4,876,048
Zimmer Holdings		63,580 a	5,094,030
			9,970,078
Industrials--	**14.4%**		
American Power Conversion		174,498	3,734,257
Apollo Group, Cl. A		60,948 a	4,919,113
Caterpillar		52,378	5,107,379
Eaton		79,878	5,779,972
Ingersoll-Rand, Cl. A		66,708	5,356,652
PACCAR		75,700 b	6,092,336
			30,989,709

Information Technology--	**20.8%**		
Affiliated Computer Services, Cl. A		76,195 a	4,586,177
Cisco Systems		174,247 a	3,362,967
Flextronics International		276,420 a,b	3,820,124
Lucent Technologies		1,337,797 a	5,030,117
Nortel Networks		921,906 a	3,217,452
QUALCOMM		162,534	6,891,442
Symantec		241,793 a	6,228,588
Telefonaktiebolaget LM Ericsson, ADR		230,804 a	7,268,018
Xerox		311,440 a,b	5,297,594
Yahoo!		185,895 a,b	7,004,524
			52,707,003
Materials--	**14.4%**		
AngloGold Ashanti, ADR		94,462	3,433,694
BHP Billiton, ADR		234,020	5,621,160
Freeport-McMoRan Copper & Gold, Cl. B		101,324	3,873,617
Georgia-Pacific		141,894	5,318,187
Inco		109,599 a	4,031,051
Newmont Mining		90,092	4,000,986
Phelps Dodge		57,425 b	5,680,481
Placer Dome		235,044	4,432,930
			36,392,106
Semiconductor Equipment--	**10.0%**		
Altera		190,133 a	3,935,753
Analog Devices		90,627	3,345,949
Intel		133,315	3,118,238
Linear Technology		100,820	3,907,783
Maxim Integrated Products		83,966	3,559,319
National Semiconductor		216,776 a	3,891,129
Texas Instruments		144,721	3,563,031
			25,321,202
Telecommunication Services--	**1.8%**		
Nextel Communications, Cl. A		151,381 a	**4,541,430**
Total Common Stocks			
(cost $220,750,864)			**248,741,389**
Other Investments	**1.2%**		
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $2,964,000)		2,964,000 c	**2,964,000**

Investment of Cash Collateral for Securities Loaned	**3.8%**	
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $9,699,227)	9,699,227 c	**9,699,227**
Total Investments		
(cost $233,414,091)	**103.3%**	**261,404,616**
Liabillities, Less Cash and Receivables	**(3.3%)**	**(8,324,648)**
Net Assets	**103.3%**	**253,079,968**

ADR-American Depositary Receipts.

a Non-income producing.

b All or a portion of these securities are on loan. At December 31, 2004, the total market value of the fund's securities
  on loan is $9,350,131 and the total market value of the collateral held by the fund is $9,699,227.

c Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on
Form N-CSR.

See notes to financial statements.

Dreyfus Premier S&P Stars Opportunities Fund

Statement of Investments
December 31, 2004 (Unaudited)

Common Stocks--98.0%	Shares		Value($)
Consumer Discretionary--20.7%			
Aeropostale	35000	a	1,030,050
Best Buy	10,000	a	594,200
Black & Decker	16,000		1,413,280
Chico's FAS	23,000	a	1,047,190
Coach	22,500	a	1,269,000
Guitar Center	25,000	a	1,317,250
La Quinta	110,000	a	999,900
Neiman Marcus Group, Cl. A	16,500		1,180,410
Quiksilver	40,000	a	1,191,600
			10,042,880
Consumer Staples--4.7%			
Constellation Brands, Cl. A	25,000	a,b	1,162,750
UST	23,000	b	1,106,530
			2,269,280
Energy--9.1%			
BJ Services	19,000		884,260
Burlington Resources	30,000		1,305,000
ENSCO International	39,000		1,237,860
Williams Cos.	60,000		977,400
			4,404,520
Finance--12.5%			
Affiliated Managers Group	20,250	a	1,371,735
Ambac Financial Group	15,000		1,231,950
E*TRADE Financial	88,000	a	1,315,600
Eaton Vance	25,000		1,303,750
Lehman Brothers Holdings	10,000		874,800
			6,097,835
Health Care--13.7%			
Celgene	32,000	a	848,960
Coventry Health Care	16,000	a	849,280
Cytyc	35,000	a	964,950
DENTSPLY International	15,000		843,000
Gilead Sciences	26,000	a	909,740
Kinetic Concepts	10,000	a	763,000
Millennium Pharmaceuticals	51,000	a	618,120
Varian Medical Systems	20,000	a	864,800
			6,661,850
Industrials--11.3%			
American Standard Cos.	20,000	a	826,400
C.H. Robinson Worldwide	23,500		1,304,720
Manitowoc	30,000		1,129,500
Watts Water Technologies	40,000		1,289,600
W.W. Grainger	14,000		932,680
			5,482,900

Information Technology--9.4%

Adobe Systems	23,000	1,443,020
Altera	45,700 a	945,990
Amdocs	39,000 a	1,023,750
Mcafee	40,000 a	1,157,200
		4,569,960

Materials--7.0%

Aluminum Corporation of China, ADR	17,000	995,350
FMC	20,000 a	966,000
Nucor	28,000	1,465,520
		3,426,870

Technology--2.3%

Affiliated Computer Services, Cl. A	19,000 a,b	**1,143,610**

Telecommunication Services--4.4%

CenturyTel	20,000	709,400
Nextel Partners, Cl. A	74,000 a,b	1,445,960
		2,155,360

Utilities--2.9%

AES	104,000 a	**1,421,680**

Total Common Stocks
(cost $35,628,570) — **47,676,745**

	Principal Amount($)	Value($)
Other Investments--2.3%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $1,106,000)	1,106,000 c	**1,106,000**

Investment of Cash Collateral for Securities Loaned--2.8%		
Registered Investment Company;	Shares	Value($)
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $1,369,780)	1,369,780 c	**1,369,780**

Total Investments (cost $38,104,350)	**103.1%**	**50,152,525**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(1,513,870)**
Net Assets	**100.0%**	**48,638,655**

ADR - American Depository Receipt.
a Non-income producing.
b All or a portion of these securities are on loan. At December 31 2004, the total market value of the fund's
  securities on loan is $1,329,202 and the total market value of the collateral held by the fund is $1,369,780.
c. Investment in affiliated money market mutual funds.
d Securities valuation policies and other investment related disclosures are hereby incorporated by reference
  the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier S&P Stars Fund

Statement of Investments
December 31, 2004 (Unaudited)

Common Stocks--100.3%	Shares		Value($)
Consumer Discretionary--14.1%			
Best Buy	470,000	a	27,927,400
Denny's	2,540,600	a,b	11,445,403
Home Depot	710,000		30,345,400
Liberty Media, Cl. A	2,700,000	a	29,646,000
Neiman Marcus Group, Cl. A	410,000		29,331,400
Time Warner	1,540,000	a	29,937,600
Wendy's International	790,000		31,015,400
			189,648,603
Consumer Staples--4.5%			
Constellation Brands, Cl. A	710,000	a,b	33,022,100
Procter & Gamble	490,000		26,989,200
			60,011,300
Energy--10.9%			
Apache	580,000	a	29,330,600
Devon Energy	710,000		27,633,200
Diamond Offshore Drilling	710,000	b	28,435,500
Exxon Mobil	640,000		32,806,400
Noble Energy	470,000		28,980,200
			147,185,900
Financial--15.0%			
Affiliated Managers Group	350,000	a	23,709,000
Allstate	580,000		29,997,600
Ambac Financial Group	330,000		27,102,900
Bank of America	640,000		30,073,600
Citigroup	580,000		27,944,400
Lehman Brothers Holdings	340,000		29,743,200
MBNA	1,210,000		34,109,900
			202,680,600
Health Care--14.7%			
Amgen	450,000	a	28,867,500
Boston Scientific	880,000	a	31,284,000
ICOS	870,000	a,b	24,603,600
Intuitive Surgical	650,000	a	26,013,000
Invitrogen	470,000	a	31,551,100
Johnson & Johnson	430,000		27,270,600
Pacificare Health System	510,000	a	28,825,200
			198,415,000
Industrials--6.1%			
Burlington Northern Santa Fe	610,000		28,859,100
Ingersoll-Rand, Cl. A	450,000		36,135,000
Manitowoc	440,000		16,566,000
			81,560,100

Information Technology--21.4%

Affiliated Computer Services, Cl. A	430,000	a	25,881,700
Bankrate	1,010,000	a,c	13,988,500
CNET Networks	4,300,000	a	48,289,000
EMC	2,060,000	a	30,632,200
Fiserv	750,000	a	30,142,500
Maxim Integrated Products	660,000		27,977,400
Motorola	1,640,000		28,208,000
QUALCOMM	680,000		28,832,000
Sanmina--SCI	3,220,000	a	27,273,400
Xilinx	930,000		27,574,500
			288,799,200
Materials--4.6%			
Cytec Industries	570,000		29,309,400
Dow Chemical	670,000		33,171,700
			62,481,100
Telecommunication Services--4.3%			
Nextel Communications, Cl. A	900,000	a	27,000,000
Nextel Partners, Cl. A	1,590,000	a,b	31,068,600
			58,068,600
Utilities--4.7%			
AES	3,030,000	a	41,420,100
TXU	350,000	b	22,596,000
			64,016,100
Total Common Stocks			
(cost $1,083,398,888)			**1,352,866,503**

	Principal		
Investment of Cash Collateral for Securities Loaned--1.2%	Amount($)		Value($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $15,501,900)	15,501,900	d	**15,501,900**
Total Investments (cost $1,098,900,788)	**101.5%**		1,368,368,403
Liabilities, Less Cash and Receivables	**(1.5%)**		**(19,603,008)**
Net Assets	**100.0%**		**1,348,765,395**

a Non-income producing.
b All or a portion of these securities are on loan. At December 31, 2004, the total market value of the fund's securities on loan is $14,955,049 and the total market value of the collateral held by the fund is $15,501,900.
c Investment in non-controlled affiliates (cost $12,561,554)
d. Investment in affiliated money market mutual funds.
e Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Intrinsic Value

STATEMENT OF INVESTMENTS
December 31, 2004 (Unaudited)

Common Stocks--98.4%	Shares		Value ($)
Consumer Discretionary--21.0%			
Clear Channel Communications	100,000		3,349,000
Comcast, Cl. A	129,900	a	4,323,072
Fox Entertainment Group, Cl. A	77,000	a	2,407,020
Home Depot	141,600		6,051,984
IAC/InterActiveCorp	100,300	a	2,770,286
Interpublic Group of Companies	177,800	a	2,382,520
Knight-Ridder	7,900		528,826
Liberty Media, Cl. A	659,943	a	7,246,174
McDonald's	7,600		243,656
TJX Cos.	237,300		5,963,349
Time Warner	190,800	a	3,709,152
Viacom, Cl. B	131,000		4,767,090
WPP Group, ADR	69,000	b	3,770,850
			47,512,979
Consumer Staples--3.8%			
Altria Group	91,300		5,578,430
Coca-Cola	55,300		2,302,139
General Mills	14,000		695,940
			8,576,509
Energy--7.7%			
Apache	12,934		654,073
ChevronTexaco	72,612		3,812,856
ConocoPhillips	44,400		3,855,252
Exxon Mobil	176,100		9,026,886
			17,349,067
Financials--24.6%			
AFLAC	27,800		1,107,552
American Express	97,400		5,490,438
American International Group	149,400		9,811,098
Comerica	15,600		951,912
Countrywide Financial	50,000		1,850,500
JPMorgan Chase & Co.	143,900		5,613,539
MBIA	18,000		1,139,040
Marsh & McLennan Cos.	111,700		3,674,930
Merrill Lynch & Co.	60,000		3,586,200
Morgan Stanley	87,900		4,880,208
St. Paul Travelers Cos.	121,473		4,503,004
Torchmark	19,600		1,119,944
U.S. Bancorp	165,700		5,189,724
Washington Mutual	27,000		1,141,560
Wells Fargo & Co.	90,200		5,605,930
			55,665,579
Financial Services--8.8%			
Bank Of America	187,892		8,829,045
Citigroup	228,433		11,005,902
			19,834,947
Health Care--6.6%			
HCA	113,000		4,515,480
Johnson & Johnson	90,700		5,752,194
Pfizer	172,200		4,630,458
			14,898,132

Industrials--12.1%			
Dover	5,500		230,670
Dun & Bradstreet	18,500	a	1,103,525
General Dynamics	15,400		1,610,840
General Electric	253,400		9,249,100
H & R Block	118,500		5,806,500
Pitney Bowes	38,600		1,786,408
Tyco International	63,800		2,280,212
United Technologies	50,000		5,167,500
			27,234,755
Information Technology--9.7%			
Electronic Data Systems	196,600		4,541,460
First Data	80,300		3,415,962
Hewlett-Packard	231,800		4,860,846
Intel	96,400		2,254,796
International Business Machines	23,100		2,277,198
Microsoft	173,800		4,642,198
			21,992,460
Material--1.5%			
International Paper	81,700		3,431,400
			3,431,400
Telecommunication Services--2.6%			
BellSouth	133,000		3,696,070
Sprint	34,300	b	852,355
Verizon Communications	30,500	b	1,235,555
			5,783,980
Total Common Stocks			
(cost $187,261,404)			**222,279,808**

	Principal		
Other Investments--1.7%	Amount ($)		Value ($)
Dreyfus Institutional Preferred			
Plus Money Market Fund			
2.1%, 1/03/2005			
(cost $3,838,000)	3,838,000	c	**3,838,000**
Investment of Cash Collateral			
for Securities Loaned--1.9%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus			
Money Market Fund			
(cost $4,247,000)	4,247,000	c	**4,247,000**
Total Investments (cost $195,346,404)	102.0%		**230,364,808**
Liabilities, Less Cash and Receivables	(2.0%)		**(4,584,304)**
Net Assets	100.0%		**225,780,504**

a Non-income producing.
b All or a portion of these securities are on loan. At December 31, 2004, the total market value of the portfolio's
   securities on loan is $4,072,322 and the total market value of the collateral held by the portfolio is $4,247,000.
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on
Form N-CSR.

See notes to financial statements.